SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


--------------------------------------------------------------------------------

                                  SCHEDULE 13G

                        Information Statement pursuant to
                              Rule 13d-1 and 13d-2

--------------------------------------------------------------------------------



                             Pen Interconnect, Inc.
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)


                                   706583 10 1
                                 (CUSIP Number)


                                  April 6, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [x] Rule 13d-1(c)






                         (Continued on following pages)

                               (Page 1 of 6 Pages)

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     AMRO International, S.A.
     None
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION: Panama
--------------------------------------------------------------------------------
               |   5.   SOLE VOTING POWER
               |        761,701 shares, including (i) 122,727 shares which are
               |        issuable upon the exercise of immediately exercisable
               |        warrants and (ii) 638,974 shares which are issuable upon
               |        conversion of reporting person's 500 shares of issuer's
               |        Series A Convertible Preferred Stock and 500 shares of
 NUMBER OF     |        issuer's Series B Convertible Preferred Stock.
   SHARES      |----------------------------------------------------------------
BENEFICIALLY   |   6.   SHARED VOTING POWER
  OWNED BY     |        None.
    EACH       |----------------------------------------------------------------
 REPORTING     |   7.   SOLE DISPOSITIVE POWER
PERSON WITH    |        761,701 shares, including (i) 122,727 shares which are
               |        issuable upon the exercise of immediately exercisable
               |        warrants and (ii) 638,974 shares which are issuable upon
               |        conversion of reporting person's 500 shares of issuer's
               |        Series A Convertible Preferred Stock and 500 shares of
               |        issuer's Series B Convertible Preferred Stock.
               |----------------------------------------------------------------
               |   8.   SHARED DISPOSITIVE POWER
               |        None.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     761,701 shares, including (i) 122,727 shares which are issuable upon the exercise of immediately exercisable warrants and (ii) 638,974 shares which are issuable upon conversion of reporting person's 500 shares of issuer's Series A Convertible Preferred Stock and 500 shares of issuer's Series B Convertible Preferred Stock.
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES                                            [ ]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                      9.9%
--------------------------------------------------------------------------------
12.                        TYPE OF REPORTING PERSON
                                       CO
--------------------------------------------------------------------------------

                                                               Page 3 of 6 Pages

Item 1(a).     Name of Issuer.
               Pen Interconnect, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices.
               1601 Alton Parkway, Irvine, CA 92606

Item 2(a).     Name of Person Filing.
               The reporting person is AMRO International, S.A.

Item 2(b).     Address of Principal Business Office, or if none, Residence.
               The  address  of  the  principal   business  office  of  the
               reporting person is:
               C/o Ultra Finanz, AG, Grossmunsterplatz 6, Zurich, CH-8022, Switzerland

Item 2(c).     Citizenship.
               AMRO International is a corporation organized under the laws of the Republic of Panama.

Item 2(d).     Title of Class of Securities.
               Common Stock, par value $.01 per share

Item 2(e).     CUSIP Number.
               706583 10 1

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

               Not applicable.  This statement is filed pursuant to Rule 13d-1
               (c)

Item 4.        Ownership.

          (a)  Amount beneficially owned by reporting person as of May 25, 1999:

                                        761,701 shares (1)

          (b)  Percent of Class: 9.9%

          (c)  Number of shares as to which such person has (see notes):

               (i)  Sole power to direct the vote:

                                                  761,701 shares (2), (3), (4)

               (ii) Shared power to vote or to direct the vote:

                                                  None

               (iii) Sole power to dispose or direct the disposition of:

                                                  761,701 shares (2), (3), (4)

               (iv) Shared power to dispose or direct the disposition of:

                                                  None

Notes:

               (1) Includes immediately exercisable stock purchase warrants to purchase 122,727 shares of Common Stock and 638,979 shares which may be issued upon conversion of the issuer's Series A Convertible Preferred Stock and Series B Convertible Preferred Stock, of which the reporting person owns 500 shares of each series.

Item 5.        Ownership of Five Percent or Less of a Class.

               Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

               Not applicable.

Item 8.        Identification and Classification of Members of the Group.

               Not applicable.

Item 9.        Notice of Dissolution of Group.

               Not applicable.

Item 10.       Certification.

               By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction have that purpose or effect..

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  May 25, 1999
                                        -------------------------------------
                                                     (Date)


                                        -------------------------------------
                                        |  /s/ AMRO International, S.A.     |
                                        |       By: H. U. Bachofen          |
                                        |            Director               |
                                        -------------------------------------
                                                     (Signature)